File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form U-l
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                  Gulf States Utilities Company
                         350 Pine Street
                       Beaumont, TX 77701

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           Frank Gallaher                William J. Regan, Jr.
           President                     Vice   President    and
           Gulf States Utilities Company  Treasurer
           350 Pine Street               Entergy Services, Inc.
           Beaumont, TX 77701            639 Loyola Avenue
                                         New Orleans, LA 70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     Thomas J. Igoe, Jr., Esq.
           Ann G. Roy, Esq.             Kenn Stacy, Esq.
           Entergy Services, Inc.       Reid & Priest LLP
           639 Loyola Avenue            40 West 57th Street
           New Orleans, LA 70113        New York, NY  10019

Item 1.  Description of Proposed Transactions


     Section A.  Overview

          Gulf States Utilities Company, a Texas corporation ("Company"), a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2000, (1) to issue and sell one or more new series of the Company's First Mortgage Bonds ("Bonds") and/or one or more new sub-series of the Medium Term Note Series of its First Mortgage Bonds ("MTNs"), in a combined aggregate principal amount of Bonds and MTNs (together with Debentures and Entity Subordinated Debentures, but excluding Collateral Bonds, as referred to below) not to exceed $900 million, and/or (2) to issue and sell one or more series of the Company's debentures ("Debentures") in an aggregate principal amount (together with Bonds and MTNs and Entity Subordinated Debentures, but excluding Collateral Bonds, as described below) not to exceed $900 million, and/or (3) to issue and sell (a) through one or more special purposes subsidiaries of the Company, one or more series of preferred securities of such trust having a stated per share liquidation preference ("Entity Interests"), and/or (b) one or more new series of the Company's Preferred Stock, Cumulative, $100 Par Value and/or Preferred Stock, Cumulative, without par value ("Preferred") and/or (c) one or more series of the Company's Preference Stock, Cumulative, without par value ("Preference"), in a combined aggregate stated amount of Entity Interests, Preferred and Preference not to exceed $400 million, and/or (4) to enter into arrangements for the issuance and sale of not to exceed $250 million aggregate principal amount of tax-exempt bonds ("Tax-Exempt Bonds") in one or more series for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing, or for the refinancing of outstanding Tax-Exempt Bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds, MTNs and/or Debentures ("Collateral Bonds"), and/or the purchasing of letters of credit and/or insurance, in an aggregate principal or stated amount (including such Collateral Bonds, letters of credit and/or insurance) not to exceed $275 million as collateral security for such Tax-Exempt Bonds (the financings contemplated in (1) through (4) above being hereinafter collectively referred to as "New Financing Plan"), and/or (5) to acquire, from time to time by tender offer, open market or negotiated purchases, all or a portion of one or more series of the Company's outstanding First Mortgage Bonds, MTNs, Debentures, Preferred Stock and/ or Preference Stock , and/or outstanding Tax-Exempt bonds previously issued for the benefit of the Company (collectively, the "New Acquisition Program"). Each of these proposed transactions is discussed in detail below.

     Section B.     Issuance and Sale of the Bonds and MTNs

     1. The new series of Bonds will be issued under the Company's Indenture of Mortgage, dated as of September 1, 1926, to Chase National Bank of the City of New York, as Trustee, to which Chemical Bank is successor Trustee (the "Trustee"), as heretofore supplemented by fifty-seven Supplemental Indentures (each, a "Supplemented Indenture") and as proposed to be further supplemented by additional Supplemental Indenture(s) (the "Mortgage"), each relating to one or more new series of Bonds. The Bonds would be issued on the basis of available net property additions and/or previously retired First Mortgage Bonds, as permitted and authorized by the Mortgage.

     2. The terms of the Fifty-seventh Supplemental Indenture, dated as of August 1, 1993, to the Mortgage provide for a series of First Mortgage Bonds entitled "First Mortgage Bonds, Medium Term Note Series" (the "MTN Series"). The MTNs will be issued as sub-series of the MTN Series. The Bonds of the MTN Series are equally secured with other First Mortgage Bonds heretofore or hereafter issued under the Mortgage, except insofar as any sinking fund and/or improvement fund, maintenance and replacement fund or other fund established in accordance with the provisions of the Mortgage may afford additional security for the Bonds of any additional series or, if applicable, sub-series of the MTN Series. The issuance of MTNs could be advantageous to the Company for the following reasons: (a) interest rates may be lower on MTNs than on Bonds because MTNs can be offered on a continual basis, insuring that supply does not exceed investor demand at any given time; (b) MTNs provide flexibility in structuring the principal amount, maturity and other terms of each issuance to match the Company's financing needs and investors' investment requirements; and
     (c) the ability to price and issue MTNs quickly may enable the Company to take advantage of market opportunities as they arise.

     3. Each new series of Bonds or sub-series of MTNs will be sold at such price, bear interest at such rate or rates, and mature on such date or dates as shall have been determined at or before the time of sale. No series of Bonds or sub-series of MTNs will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for sales of first mortgage bonds or medium-term notes having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms and features. The price, exclusive of accrued interest, to be paid to the Company for each new series of Bonds or new sub-series of MTNs to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount thereof. Each series of Bonds or sub-series of MTNs will mature not later than forty years from the first day of the month of issuance.

     4. As to series or sub-series having an adjustable interest rate, the initial interest rate for Bonds of such series or MTNs of such sub-series would be determined in discussions between the Company and the purchasers thereof and would be based on the current market rate for comparable securities. Thereafter, the interest rate on such Bonds or MTNs would be adjusted according to a pre-established formula or method of determination ("Floating Rate Bonds") or would be that rate which, when set, would be sufficient to remarket the Bonds of such series or MTNs of such sub-series at a price equal to 100% of their principal amount ("Remarketed Bonds").

     5. The interest rate for Floating Rate Bonds after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate such as the London Interbank Offered Rate ("LIBOR") or the yield to maturity of specified United States Treasury securities ("Treasury Rate"), or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate not greater than 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the designated benchmark rate.

     6. The interest rate for Remarketed Bonds after the initial interest rate period would not be greater than market rates generally obtainable at the time of remarketing of bonds having similar maturities, issued by companies of comparable credit quality and having reasonably comparable terms, and would not exceed a specified maximum rate, which will not be greater than 15% per annum.

     7. The Supplemental Indenture to the Mortgage creating any series of Remarketed Bonds or the resolution of the Company's Board of Directors creating any sub-series of MTNs would provide that holders thereof would have the right to tender or be required to tender their Bonds or MTNs at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in or established in accordance with the applicable Supplemental Indenture. A Tender Agent may be appointed to facilitate the tender of such Bonds or MTNs by holders. Any holder wishing to have such Bonds or MTNs purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall have been appointed, or to the Remarketing Agent appointed to reoffer such tendered Bonds or MTNs for sale.

     8. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Bonds or MTNs so tendered, such amounts to be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Bonds or MTNs by the Remarketing Agent. Upon the delivery of such Bonds or MTNs by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell such Bonds or MTNs at a price equal to 100% of the principal amount thereof.

     9. One or more new series of Bonds or sub-series of MTNs may include terms that deviate from the Securities and Exchange Commission's (the "Commission") Statement of Policy Regarding First Mortgage Bonds (Holding Company Act Release No. 13105, February 16, 1956, as modified by Holding Company Act Release No. 16369, May 8, 1969) (the "Statement of Policy") in the following respects:

               (a) Redemption and Retirement: The new series of Bonds or sub-series of MTNs may include (i) provisions for redemption prior to maturity at redemption prices equal to certain percentages of the principal amount thereof, (ii) restrictions on optional redemption for a period of years or for the life of the issue, and (iii) provisions for the retirement of all or varying percentages of such series or sub-series prior to maturity, or for redemption at the option of the Company or holders thereof on specified dates at redemption prices equal to the principal amount thereof together with accrued interest to the date fixed for redemption and, in the case of redemption at the option of the Company, a premium thereon equal to a percentage of the principal amount of the particular series or sub-series being released.

               (b) Sinking Fund: The MTNs will not be, and one or more series of Bonds may not be, subject to any sinking fund provisions.

               (c) Dividend Covenant: In connection with the issuance of each new series of Bonds or MTNs, the Company will reaffirm in the related supplemental indenture the dividend covenant contained in the Mortgage. This covenant differs from the Statement of Policy requirement in that it prohibits dividends or other distributions on common stock if the amount of such dividends and distributions after December 31, 1945, would exceed aggregate net income available for dividends accumulated from and after such date to and including a date close to the date of payment, plus $378,000.

               (d) Maintenance and Replacement Fund: The Company has provided in connection with previous issuances of First Mortgage Bonds and MTNs that its obligations with respect to the maintenance and replacement fund under the Mortgage shall terminate on June 2, 2010, or on such earlier date as the holders of outstanding First Mortgage Bonds and MTNs shall have consented to the elimination of such obligations. The Company has obtained consents to the elimination of such obligations from the purchasers of recently issued series of First Mortgage Bonds and sub-series of MTNs, and intends to obtain similar consents from the purchasers of new series of Bonds and sub-series of MTNs.

               (e) Mortgage Terms: The terms of the Mortgage that will be applicable to new series of Bonds and sub-series MTNs vary in certain respects from the terms of the Statement of Policy. (See Exhibit I-1 hereto for information on these variations, which the Company does not believe are material.)

     To the extent that any new series of Bonds or sub-series of MTNs deviates from the Statement of Policy in any of the foregoing respects, the Company hereby requests approval by the Commission for such deviation.

     10.  Reference is made to Exhibits A-1, A-2, A-3, B-1 and B-
     9 hereto for further information with respect to the terms of each new series of Bonds and sub-series of MTNs.


     Section C.  Issuance and Sale of the Debentures

     11. The Debentures will be issued under either the Company's existing Trust Indenture, dated of as July 1, 1991, with Bankers Trust Company, Trustee, (a copy of which is provided as Exhibit A-6 hereto, or one or more Debenture Indentures or Subordinated Debenture Indentures, to be substantially in the forms attached as Exhibits A-7 and A-9, respectively, such existing Trust Indenture and each such new Debenture Indenture or Subordinated Debenture Indenture), as any of the foregoing may be supplemented from time to time, being herein referred to as a "Debenture Indenture".

     12. Each series of Debentures will be sold at such price, will bear interest at such rate or rates and will mature on such date as shall have been be determined at or before the time of sale. Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Debentures having an adjustable interest rate, the initial interest rate for such series would be negotiated by the Company and the purchasers of such series, based on the current market rate for comparable debentures. Thereafter, the interest rate on such Debentures would be adjusted according to a pre-established formula or method of determination ("Floating Rate Debentures") or would be that rate which, when set, would be sufficient to remarket the Debentures of such series at a price equal to 100% of their principal amount ("Remarketed Debentures").

     13. The interest rate for Floating Rate Debentures after the initial interest rate period would be set as a percentage of, or as a specified spread from, a benchmark rate such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     14. The interest rate for Remarketed Debentures after the initial interest rate period would not exceed rates generally obtainable at the time of remarketing of debentures having the same or reasonably similar maturity, issued by companies of comparable credit quality and having the same or reasonably comparable terms and would not exceed a specified maximum rate not to exceed 15% per annum.

     15. The terms of Remarketed Debentures will provide that holders thereof have the right to tender, or are required to tender, their Debentures and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid interest thereon, on specified dates. A Tender Agent may be appointed to facilitate the tender of any Debentures by holders. Any holder of Remarketed Debentures wishing to have them purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer the same for sale.

     16. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Debentures so tendered, which amounts would be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Debentures by the Remarketing Agent. Upon the delivery of such Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell the same at a price equal to 100% of the principal amount thereof.

     17. The price, exclusive of accrued interest, to be paid to the Company for each such series of Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Debentures will mature not later than forty years from the first day of the month of issuance. The Company may provide an insurance policy or standby bank credit facility for the payment of the principal of, and/or interest and/or premium on, one or more series of Debentures. One or more of the Debenture Indentures may provide that the Debentures issued thereunder may be entitled to a lien on certain assets pledged or assigned as security thereunder, and may specify terms for the release of such lien as to some or all such assets.

     18. One or more series of Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

     19. Debentures issued under the Subordinated Debenture Indenture would be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that, subject to certain specified conditions, payments of interest on such Subordinated Debentures may be deferred for specified periods (with or without cumulative protection) without creating a default with respect thereto. The Company may covenant that, so long as any Debentures of a particular series remain outstanding, the Company, subject to specified exceptions, will not pay cash dividends on common stock subsequent to the date of such series (other than certain dividends declared prior to the original issuance of such series). However, the Company may determine not to include any provisions restricting its ability to pay common stock dividends.

     20.  Reference is made to Exhibits A-6, A-7, A-8, A-9, A-10,
     A-11, A-12, B-5 and B-9 hereto for further information with respect to the terms of each series of Debentures.

     Section D.  Issuance and Sale of Entity Interests

     21. The Company proposes to organize a special purpose statutory business trust or a special purpose limited partnership (the "Issuing Entity") for the sole purpose of issuing the Entity Interests. The business and affairs of the Issuing Entity would be conducted by one or more trustees (individually and collectively, the "Trustee").
     The Company will, as a result of its ownership of all voting interest in the Issuing Entity, be entitled to appoint, remove or replace the Trustee. In the case of a limited partnership the Company will either (a) act as the general partner of the Issuing Entity or (b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary"). In the case of a business trust, the business and affairs of the trust will be conducted by one or more trustees (the "Trustee(s)"). The Company will, as a result of its ownership of all common securities in the Issuing Entity (see paragraph 21 below), be entitled to appoint, remove or replace any of, or increase or reduce the number of, such Trustee(s).

     22. The Company will directly or indirectly make an equity contribution to the Issuing Entity at the time the Entity Interests are issued and thereby directly or indirectly acquire all of the voting interest in such Issuing Entity. The Company's equity contribution to the Issuing Entity will at all times constitute at least 3% of the aggregate equity contributions by all securityholders to such Issuing Entity.

     23. The Entity Interests, which shall have a stated per share liquidation preference, will be registered under the Securities Act of 1933, as amended, by virtue of a registration statement filed thereunder (the "Entity Registration Statement"). The form of the Entity Registration Statement will be filed herein through incorporation by reference as Exhibit
     C-7. The holders of the Entity Interests will be the holders of preferred interests of the Issuing Entity, and the amounts paid by such holders for the Entity Interests will be treated as capital contributions to the Issuing Entity.

     24. The Company may issue from time to time, in one or more series, Subordinated Debentures (the "Entity Subordinated Debentures") to the Issuing Entity. The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it by either (a) its general partner (in the case of a limited partnership or (b) the Company (in the case of a business trusts), to purchase the Entity Subordinated Debentures. The Entity Subordinated Debentures will be registered under the Securities Act of 1933, as amended, along with the Entity Interests, pursuant to the Entity Registration Statement. The Entity Subordinated Debentures will be issued by the Company pursuant to a subordinated debenture Indenture (the "Entity Subordinated Debenture Indenture"), which will be qualified under the Trust Indenture Act of 1939, as amended. Forms of the Entity Subordinated Debenture Indenture and the Entity Subordinated Debenture will be filed by amendment as Exhibits A-11 and A-12 hereto, respectively.

     25. Each series of Entity Subordinated Debentures will be in an aggregate principal amount not exceeding the aggregate stated amount of the related Entity Interests and will mature at such time, not more than 50 years from the date of issuance thereof, as the Company shall determine at or prior to the time of issuance. The Entity Subordinated Debenture Indenture may permit the Entity Subordinated Debentures to be issued with an initial term thereof and optional additional terms that together will not exceed 50 years from the date of issuance. For example, the Entity Subordinated Debentures may have an initial term of 30 years with the Company having the right to extend the maturity for up to an additional 20 years. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures, at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture Indenture. The distribution rates, payment dates, redemption terms, maturity, and other terms applicable to each series of Entity Interests will be substantially identical to the interest rates, payment dates, redemption, maturity, and other terms applicable to the Entity Subordinated Debentures relating thereto, and will be determined by the Issuing Entity at or prior to the time of issuance. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to pay monthly or quarterly (as determined at the time of the sale of each series) distributions on the Entity Interests.

     26. The Company may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and
     (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 32 below. Such Guaranty (if issued) will be registered pursuant to the Entity Registration Statement. A form of the Guaranty will be filed by amendment as Exhibit A-14 hereto, unless the Company has decided not to provide the guaranties described in this paragraph.

     27. The Company's Entity Subordinated Debentures issued under the Entity Subordinated Debenture Indenture and the Guaranty (if issued) will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Entity Subordinated Debentures may be deferred (with or without cumulative protection) for specified periods not to exceed 60 months, without creating a default with respect thereto, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preference or preferred stock of the Company during such period of deferral. In addition, in each Entity Subordinated Debenture Indenture relating to a series of Entity Subordinated Debentures, the Company may covenant that, so long as any Entity Subordinated Debentures of such series remain outstanding, the Company will not pay cash dividends on common stock subsequent to the date of such series of Entity Subordinated Debentures (other than certain dividends declared prior to the original issuance of such series) except from credits to retained earnings after such date, plus $345 million, plus such additional amounts as shall be approved by the Commission. However, the Company may determine not to include any provisions restricting its ability to pay common stock dividends.

     28. Distributions on the Entity Interests will be paid monthly or quarterly (as determined at or prior to ,the time of sale of each series), will be cumulative and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 27 above. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred beyond a period to be specified, then the holders of Entity Interests will have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

     29. It is anticipated that interest payments by the Company on the Entity Subordinated Debentures will be deductible by it for federal and state income tax purposes, and that the Issuing Entity will be treated as a trust for federal income tax purposes. Consequently, the holders of Entity Interests and the Company will be deemed to have received original issue discount, rather than dividends, from the Issuing Entity and will not be entitled to any "dividends received deduction" therefor under the Internal Revenue Code.

     30. One or more series of Entity Interests and Entity Subordinated Debentures may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Entity Interests may be subject to redemption, in whole or in part, on and after a specified date (the "Earliest Redemption Date") at the option of the Issuing Entity, with the consent of the Company, at a price equal to their stated liquidation preference plus any accrued and unpaid distributions (the "Redemption Price"). The Earliest Redemption Date will be determined based upon, among other factors, market conditions at the time of issuance but will be not later than five years after the date of issuance.
     The Entity Subordinated Debenture Indenture and the Entity Agreement (as defined in paragraph 34 below) may set forth additional provisions governing the optional redemption of the Entity Interests. It is expected that the Issuing Entity will have the option, with the consent of the Company, to redeem the Entity Interests at the Redemption Price upon the occurrence of specified adverse tax events (each a "Tax Event"). Examples of possible Tax Events are
     (a) the Issuing Entity becoming subject to federal income tax with respect to interest received on the Entity Subordinated Debentures or otherwise not being treated as a partnership or a trust, as the case maybe, for federal income tax purposes, (b) interest payments by the Company on the Entity Subordinated Debentures being determined not to be deductible for federal income tax purposes, or (c) the Issuing Entity becoming subject to more than a minimal amount of other taxes, duties or governmental impositions. The Entity Subordinated Debenture Indenture and the Entity Agreement may also provide that the Entity Interests are subject to optional or mandatory redemption upon the occurrence of specified adverse regulatory events (each a "Regulatory Event"). An example of a possible Regulatory Event is the Issuing Entity becoming subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended.

     31. The Company may also reserve the right, upon the occurrence of a Tax Event or a Regulatory Event, to exchange the Entity Subordinated Debentures for the Entity Interests or otherwise to distribute the Entity Subordinated
     Debentures to the holders of Entity Interests, whereupon the Entity Interests would be canceled.

     32. If, as a result of (a) the Entity Subordinated Debentures not being treated as indebtedness for federal income tax purposes or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for federal income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation, if the Entity Interests are not redeemed (as discussed in paragraph 30 above) or exchanged (as discussed in paragraph 31 above), to increase or "gross up" such payments so that the holders of Entity Interests will receive the same amount after such withholding or deduction as they would have received if no such withholding or deduction were required.

     33. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution to the preferred securityholders, before any distribution of assets to the Company, an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

     34. Under the Declaration of Trust that shall govern the activities of the Issuing Entity upon the issuance of the Entity Interests (the "Entity Agreement"), the activities of the Issuing Entity will be limited solely to (i) the issuance and sale of Entity Interests, (ii) the use of the proceeds thereof and the equity contributions by the Company to purchase the Entity Subordinated Debentures, (iii) the receipt of interest on the Entity Subordinated Debentures, and (iv) the payment of distributions on the Entity Interests. A form of the Entity Agreement will be filed by amendment as Exhibit A-13.

     35. The Entity Agreement will further state that the Trustee , shall manage and control the Issuing Entity's business and affairs and be responsible for all liabilities and obligations of the Issuing Entity, and that the voting interests shall not be transferable except for a transfer made (a) with the consent of all holders, (b) to a direct or indirect wholly-owned subsidiary or (c) in the event of merger, subject to certain conditions.

     36. Because the Entity Interests will be supported by the Company's Entity Subordinated Debentures and Guaranty (if issued), and the distributions to holders of Entity Interests will be paid out of the interest payments on such Entity Subordinated Debentures or pursuant to such Guaranty (if issued), the Entity Agreement will not include any interest or distribution coverage or capitalization ratio restrictions on the ability to issue and sell additional Entity Interests. Such restrictions would not be necessary, and the capital structure of the Issuing Entity would not be relevant, because the interest payments of the Company on the Entity Subordinated Debentures will be sufficient to service fully the distributions on Entity Interests. For this reason, financial statements for the Issuing Entity are not included with this Application-Declaration.

     37. Each series of Entity Interests, and any corresponding series of Entity Subordinated Debentures, will be sold at such price and entitled to receive such distributions or interest payments on such periodic basis as shall have been determined at the time of sale. No series of Entity Interests or corresponding series of Entity Subordinated Debentures will be sold if the initial distribution or interest rate thereon would exceed the lower of 15% per annum or market rates generally obtainable at the time of pricing for sales of similar interests having a reasonably equivalent maturity, issued by entities (including without limitation business trusts or partnerships formed by other companies, of reasonably comparable credit quality and having reasonably similar terms, conditions and features.) The initial dividend or interest rate for any Entity Interests of such series having an adjustable distribution or interest rate will be determined in negotiations between the Company and the purchasers of such series and be based on then current market rates for comparable interests. Thereafter, the dividend or interest rate on any such Entity Interests will be adjusted according to a pre-established formula or method of determination ("Floating Rate Entity Interests") or will be a rate which, at the time of remarketing, would be sufficient to remarket the Entity Interests of such series at their principal amount ("Remarketed Entity Interests").

     38. The dividend or interest rate for Floating Rate Entity Interests after the initial dividend or interest rate period will be set as a percentage of, or as a specified spread from, a benchmark rate, such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate no greater than 15% per annum. Such dividend or interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     39. The dividend or interest rate for Remarketed Entity Interests after the initial dividend or interest rate period will not be greater than rates generally obtainable at the time of remarketing of similar interests having the same or reasonably equivalent maturity, issued by entities formed by other companies of reasonably comparable credit quality and having reasonably comparable terms, and will not exceed a specified maximum rate no greater than 15% per annum.

     40. The Entity Agreement would provide that holders of Remarketed Entity Interests would have the right to tender, or could be required to tender, their Equity Interests and have them purchased at a price equal to the stated value thereof plus accrued and unpaid distributions thereon, on dates specified in, or established in accordance with, the Entity Agreement. A Tender Agent may be appointed to facilitate the tender of Remarketed Equity Interests by holders. Any holder of Remarketed Entity Interests wishing to have the same purchased may be required to deliver such Entity Interests during a specified period preceding such purchase date to the Tender Agent, if one shall have been appointed, or to the Remarketing Agent appointed to reoffer such tendered Entity Interests for sale.

     41. The Issuing Entity would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Entity Agreement for the purchase of Remarketed Entity Interests so tendered (on the dates such payments by the Remarketing Agent or the Tender Agent are to be made), reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Entity Interests by the Remarketing Agent. Upon the delivery of such Entity Interests by holders thereof to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Entity Interests at a price equal to the stated value of such Entity Interests.

     42. The price, exclusive of accrued distributions, to be paid to the Issuing Entity for each such series of Entity Interests to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) from 95% to 105% of the principal amount of such series of Entity Interests.


     Section E.  Issuance and Sale of Preferred Stock.

     43. The Company expects that each series of the Preferred will consist of shares of the Company's Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), or Preferred Stock, Cumulative, without par value ("No Par Preferred") (collectively "Preferred Stock"), as currently authorized by the Company's Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, the Company had authorized and unissued at June 30, 1995, 3,708,690 shares of $100 Preferred and 10,000,000 shares of No Par Preferred.

     44. The price, exclusive of accumulated dividends, to be paid to the Company for each series of Preferred will be determined at or prior to the time of sale and will not be less than par or stated value on a per share basis. With respect to any series of Preferred to be sold at competitive bidding, the price to be paid to the Company will be not less than the par or stated value nor more than 102.75% thereof per share plus accumulated dividends, if any. No series of Preferred would be sold if the dividend rate thereon would exceed that generally obtainable at the time of pricing for sales of preferred stock of the same or reasonably similar par or stated value, issued by companies of the same or reasonably comparable credit quality and having similar terms, conditions and features.

     45. The terms of one or more series of Preferred may deviate from the Commission's Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935 (Holding Company Act Release No. 13106, February 16, 1956, as modified by Holding Company Act Release No. 16758, June 22, 1970), in the following respects:

               (a) Redemption provisions: One or more series of Preferred may include provisions for redemption at various redemption prices and restrictions on optional redemption for a given number of years or the life of the issue. One or more series of Preferred may include provisions for a sinking fund, which would be designed to redeem (or cause to be repurchased in lieu of redemption) annually commencing a specified number of years after the first day of the calendar month in which such series is issued, at the par or stated value per share of such series plus any accrued and unpaid dividends, a number of shares equal to a given percentage of the total number of shares of such series, with the Company having an option to redeem (or purchase in lieu of redemption) annually an additional number of shares up to a given percentage of the total number of shares of such series. Any such sinking fund provisions would be designed to redeem all outstanding shares of such series not later than 30 years after the date of original issuance thereof.

               (b) Articles: The terms of the Articles, which will be applicable to the series of Preferred, currently do and in the future may vary in certain respects from the terms of the Statement of Policy Regarding Preferred Stock, cited above. See Exhibit
     I-2 hereto for information on these variations, which the Company does not believe are material.

     To the extent that the terms of any new series of Preferred deviate from the Statement of Policy Regarding Preferred Stock in any of the foregoing respects, the Company hereby requests approval by the Commission for such deviation.

     46. Depending upon market conditions at the time of the offering of a given series of the Preferred, if the Company determines that preferred stock having a public offering price of less than $100 per share is likely to have a materially better market reception than shares of $100 Preferred, and it is not deemed appropriate to use No Par Preferred, the Company may issue and sell such series of $100 Preferred to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary and deliver to the purchasers, in a subsequent public offering, shares of depositary preferred stock ("Depositary Preferred"), each representing a stated fraction of a share of the new series of $100 Preferred. Depositary Preferred would be evidenced by depositary receipts entitling each owner thereof proportionally to all the rights and preferences to which holders of the series of $100 Preferred are entitled (including dividend, redemption and voting rights). A holder of Depositary Preferred would be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of $100 Preferred represented thereby; and a holder of $100 Preferred would be entitled to surrender shares of $100 Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

     47. For further information as to the terms of the Preferred, including possible depositary arrangements, reference is made to Exhibits A-15, A-16, A-17, A-18, A-19,
     B-2 and B-10.


     Section F  Issuance and Sale of Preference Stock

     48. The Company expects that each series of the Preference will consist of shares of the Company's class of Preference Stock without par value, as currently authorized by the Articles. In accordance with the Articles, the Company had authorized and unissued at September 30, 1995, 14,000,000 shares of Preference.

     49. The price to be paid to the Company for each series of Preference will be determined at the time of sale and will not be less than or the stated value on a per share basis. With respect to any series of Preference to be sold at competitive bidding, the price to be paid to the Company will be not less than 100% of the par or stated value thereof nor more than 103% thereof per share, plus accrued dividends, if any. No series of Preference would be sold if the dividend rate thereon would exceed that generally obtainable at the time of pricing for sales of preference or similar stock issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

     50. The terms of one or more series of Preference may deviate from the Commission's Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935 (Holding Company Act Release No. 13106, February 16, 1956, as modified by Holding Company Act Release No. 16758, June 22, 1970), in the following respects:

               (a) Redemption provisions: One or more series of Preference may include provisions for redemption at various redemption prices and/or restrictions on optional redemption for a given number of years or the life of the issue. One or more series of Preference may include provisions for a sinking fund, which would be designed to redeem (or cause to be repurchased in lieu of redemption) commencing on a specified date or number of years after the first day of the calendar month in which such series is issued, at the stated value per share of such series plus any accumulated and unpaid dividends, of all or a portion of the total number of shares of such series. Any such sinking fund provisions would be designed to redeem all outstanding shares of such series not later than 30 years after the date of original issuance thereof.

               (b)  Articles:  The terms of the Articles
     applicable to the Preference currently do and in the future may vary in certain respects from the terms of the Statement of Policy Regarding Preferred Stock, cited above. See
     Exhibit I-2 hereto for information on these variations, which the Company does not believe are material.

          To the extent that the terms of any new series of Preference deviate from the Statement of Policy Regarding Preferred Stock in any of the foregoing respects, the Company hereby requests approval by the Commission for any such deviation.

     51. For further information as to the terms of the Preference, reference is made to Exhibits A-16, A-20 and B-
     10.

     Section G.  General Matters Relating to Bonds, MTNs,
     Debentures, Entity
                 Interests Preferred and/or Preference

     52. The Company anticipates that the issuance and sale of each series of Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

     53. Reference is made to Exhibits B-1 through B-9 for information with respect to, among other things, the procedures to be followed in connection with the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference. Sale(s) of Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference are separate transactions not contingent upon one another.

     54. The Company proposes to use the net proceeds derived from the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference for general corporate purposes including, but not limited to the conduct of its business as an electric and gas utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition or refunding of certain outstanding securities prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a rapid response to changing market conditions if it becomes beneficial for the Company to refinance, refund or otherwise acquire outstanding securities. (See "Acquisition Program" below.)

     55. The Mortgage and Articles include earnings coverage tests for the issuance of additional Bonds, MTNs, and Preferred, respectively. Reference is made to Exhibits I-1 and I-2 hereto for information on the amounts of such securities issuable based on such tests. The Company will not issue any Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference unless any and all applicable coverage tests or other binding legal requirements are satisfied.

     Section H.     Issuance and Sale of Tax-Exempt Bonds and
     Related Transactions

     56. The Company also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds, and the Company proposes from time to time, through December 31, 2000, to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $250 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer and one or more trustees (individually and collectively, the "Trustee").

     57. The proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain pollution control facilities including but not limited to sewage and/or solid waste disposal facilities (referred to herein individually and collectively as the "Facilities") that have not heretofore been the subject of such financing, or to refinance outstanding tax-exempt bonds issued for that purpose. Pursuant to the terms of each Facilities Agreement, the Company may commit to purchase, acquire, construct, install, operate and/or maintain the Facilities for or on behalf of the Issuer. The Issuer will agree to pay to the Company an amount equal to the lesser of (a) the total amount of the proceeds from the sale of the Tax-Exempt Bonds or (b) the total cost of the Facilities, as the case may be. Pursuant to the provisions of the Facilities Agreement, the Issuer will transfer or make the Facilities available to the Company upon terms sufficient to provide for payment by the Issuer of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to, the Tax-Exempt Bonds, together with related expenses. Such payments will be paid by the Company directly to the Trustee under to the Indenture. Under the Facilities Agreement, the Company may also be obligated to pay (i) the fees and charges of the Trustee and any registrar or paying agent, if any, under the Indenture, and the Remarketing Agent and the Tender Agent, if any, as hereinafter referred to, (ii) all expenses incurred by the Issuer in connection with its rights and obligations under the Facilities Agreement, (iii) all expenses necessarily incurred by the Issuer or the Trustee under the Indenture in connection with the transfer or exchange of Tax-Exempt Bonds, and (iv) certain other fees and expenses.

     58. The Indenture may provide that, upon the occurrence of certain events relating to the operation of the Facilities, a series of Tax-Exempt Bonds will be redeemable by the Issuer at the direction of the Company. Any series of Tax-Exempt Bonds may be made subject to a mandatory cash sinking fund under which certain principal amounts and/or specific portions of the Tax-Exempt Bonds of such series are to be retired at stated times, and may be subject to mandatory redemption in certain other cases. The payments by the Company under the Facilities Agreement in such circumstances will be sufficient (together with any other moneys held by the Trustee under the Indenture and available therefor) to pay the principal of all Tax-Exempt Bonds to be redeemed or retired, the premium (if any) thereon, and interest thereon accrued or to accrue to the redemption date thereof.

     59. Each series of the Tax-Exempt Bonds will mature not earlier than one year nor later than forty years from the date of issuance. The Tax-Exempt Bonds may be subject to optional redemption by the Issuer, at the direction of the Company, in whole or in part, at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at such times, as are set forth in the Indenture.

     60. The Facilities Agreement and the Indenture may provide for a fixed and/or adjustable interest rate for one or more series of Tax-Exempt Bonds. No series of Tax-Exempt Bonds would be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed market rates generally obtainable at the time of pricing for sales of tax-exempt bonds having a reasonably similar maturity, issued for the benefit of companies of a reasonably comparable credit quality and having reasonably similar terms, conditions and features. The initial interest rate for Tax-Exempt Bonds of a series having an adjustable interest rate would be determined in discussions between the Company and the purchasers of such series and be based on the current tax-exempt market rates for comparable bonds having a maturity comparable to the length of the initial Rate Period (hereinafter referred to). For each Rate Period thereafter, the interest rate on such Tax-Exempt Bonds would be a rate that when set, would be sufficient to remarket the Tax-Exempt Bonds of such series at a price equal to 100% of their principal amount. Such subsequent interest rates would not exceed the lower of 15% per annum or rates generally obtainable at the time of remarketing of tax-exempt bonds having the same or reasonably similar maturities, issued for the benefit of companies of reasonably comparable credit quality and having the same or reasonably similar terms.

     61. The term "Rate Period", as used herein, refers to a period during which the interest rate on Tax-Exempt Bonds of a particular series, while bearing an adjustable rate is fixed. The initial Rate Period would commence on the date when interest begins to accrue on the Tax-Exempt Bonds of such series. The length of each Rate Period would be not less than one day nor more than 30 years.

     62. The Facilities Agreement and the Indenture may provide that the holders of Tax-Exempt Bonds will have the right to tender or be required to tender their Tax-Exempt Bonds and have them purchased at a price equal to 100% of the principal amount thereof plus any accrued and unpaid interest thereon, on dates specified in, or established in accordance with, the Indenture. A Tender Agent may be appointed to facilitate the tender of Tax-Exempt Bonds by the holders thereof. Any holders of Tax-Exempt Bonds wishing to have such Tax-Exempt Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Tax-Exempt Bonds for sale.

     63. Under the Facilities Agreement, the Company will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent for the purchase of Tax-Exempt Bonds so tendered, such amounts to be paid by the Company on the dates when payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of the Company to make any such payment under the Facilities Agreement will be reduced by the amount of any other moneys available therefor, including the proceeds of the sale of tendered Tax-Exempt Bonds by the Remarketing Agent.

     64. Upon the delivery of Tax-Exempt Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will be obligated to use its best efforts to sell such Tax-Exempt Bonds at a price equal to 100% of the principal amount thereof.

     65. In order to obtain a more favorable rating on individual series of Tax-Exempt Bonds, and thereby improve the marketability thereof, the Company may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $275 million from one or more banks (individually and collectively, the "Bank") in favor of the Trustee. In that event, payments with respect to principal of, premium, if any, and interest on, and purchase obligations in connection with, such series of Tax-Exempt Bonds coming due during the term of such letter of credit, which would not to exceed 15 years, would be secured by and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such a letter of credit, the Company would enter into one or more reimbursement agreements (each a "Reimbursement Agreement") with the Bank pursuant to which the Company would agree to reimburse the Bank for funds drawn under such letter of credit within a specified period after the date such funds are drawn, with interest thereon at a rate that would not exceed rates generally obtainable at the time of entering into the Reimbursement Agreement by companies of reasonably comparable credit quality on letters of credit having the same or reasonably comparable terms and, in any event, not in excess of the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement would correspond to the terms in the letter of credit.

     66. It is anticipated that the Reimbursement Agreement would require the payment in advance by the Company to the Bank of letter of credit fees not to exceed 1%, and annual fees not to exceed 1-1/4%, of the face amount of the letter of credit. Any such letter of credit would expire or be terminable prior to the maturity date of the series of Tax-Exempt Bonds that such letter of credit supported and, in connection with such expiration or termination, such series of Tax-Exempt Bonds could be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of such letter of credit, subject to the rights of owners of Tax-Exempt Bonds of such series not to have their Tax-Exempt Bonds redeemed or purchased.
     Provision may be made, as to any such series of Tax-Exempt Bonds, for extension of the term of such letter of credit or for the replacement thereof, upon its expiration or termination, by another letter of credit (having substantially the same terms as the original letter of credit) from the Bank or another bank. Such extended or replacement letters of credit would expire not later than the final maturity date of the related Tax-Exempt Bonds.

     67. In addition or as an alternative to the credit support provided by a letter of credit, in order to obtain a more favorable rating on one or more series of Tax-Exempt Bonds and improve the marketability thereof, the Company may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) security for the holders of Tax-Exempt Bonds and/or the Bank through the issuance and pledge of one or more new series of Bonds and/or MTNs and/or Debentures ("Collateral Securities"). Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Collateral Securities would be issued and delivered to the Trustee under the Indenture and/or to the Bank to evidence, in part, and secure the Company's obligations under the applicable Facilities Agreement and/or the Company's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Collateral Securities could be determined in several ways. First, if the series of Tax-Exempt Bonds bears a fixed interest rate, Collateral Securities could be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Collateral Securities could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period. Thirdly, Collateral Securities could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that would be lower than the fixed interest rate of the series of Tax-Exempt Bonds. Fourthly, Collateral Securities could be issued in a principal amount equivalent to the principal amount of the series of Tax-Exempt Bonds and bear interest at an adjustable rate of interest varying with the rate of interest born by such series of Tax-Exempt Bonds, but having a "cap" (not greater than 13%) above which the interest on Collateral Securities could not rise. For further information with respect to the Reimbursement Agreement, the proposed insurance arrangement and the Collateral Securities, reference is made to Exhibits A-6, A-7, A-8, A-22, A-23, B-4, B-6, B-10 and B-11. The Company will not use a letter of credit, insurance arrangements and/or Collateral Securities, or combination thereof, to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional credit support.

     68. Each series of the Collateral Securities that bears interest would bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 15%. The maximum aggregate principal amount of the Collateral Securities would be $275 million, which would be in addition to the aggregate limitation on the Bonds, MTNs and/or Debentures described in Section B above. The terms of the Collateral Securities relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds.
     The terms of each series of the Collateral Securities will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     69. For further information with respect to the terms of the Facilities Agreement and Indenture, reference is made to Exhibits A-20 and B-3.

     70. Each series of Tax-Exempt Bonds may be sold by the Issuer pursuant to arrangements with an underwriter or a group of underwriters, or by private placement, in a negotiated sale or sales. While the Company may not be party to the underwriting or placement arrangements, such arrangements will assure that the terms of each series of Tax-Exempt Bonds, and their sale by the Issuer(s), are satisfactory to the Company; and the Company will provide certain related representations and indemnities for liabilities arising from material misstatements or omissions in disclosures made by the Company in connection with the issuance of Tax-Exempt Bonds. The Company anticipates that the interest payable on Tax-Exempt Bonds will be not includable in the gross income of the holders thereof for certain state income tax purposes in the state of the Issuer, and for federal income tax purposes under provisions of the Internal Revenue Code of 1986, as amended, (except for interest on any Tax-Exempt Bond during a period in which it is held by a person who is a "substantial user" of the Facilities or a "related person" within the meaning of
     Section 147(a) of such Code). In general, the interest rates on tax-exempt bonds have been, and are expected to be, lower than the interest rates on bonds of similar tenor, maturities and quality, on which interest is subject to federal income tax.


     Section I.     Acquisition Program

     71. The Company proposes to use other available funds, in addition to or as an alternative to the proceeds from the sale of Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and/or Tax-Exempt Bonds, to acquire by tender offer, open market or negotiated purchases or otherwise, at any time or from time to time during the period through December 31, 2000, in whole or in part, prior to their respective maturities (subject to any limitations or conditions bearing upon the redemption or acquisition of particular series) up to $1.55 billion aggregate principal amount and par and/or stated value of (i) one or more series of the Company's outstanding First Mortgage Bonds or sub-series of MTNs, (ii) one or more series of the Company's outstanding debentures, (iii) one or more series of the Company's outstanding Preferred, (iv) the Company's outstanding series of Preference Stock , (v) one or more series of outstanding pollution control revenue bonds and/or industrial development revenue bonds heretofore issued for the benefit of the Company, and/or (vi) one or more series of other outstanding securities of the Company (any and all of the foregoing in clauses (i) through this clause (vi) being referred to herein as "Outstanding Securities"). Such program is herein referred to as the "New Acquisition Program".

     72. The Company is currently precluded from redeeming certain series or sub-series of the Outstanding Securities due to refunding or other redemption restrictions. Accordingly, the Company may repurchase for cash all or a portion of one or more such series or sub-series of Outstanding Securities through tender offers and/or negotiated, open market or other forms of purchase, subject to any limitations or conditions on the acquisition of particular series or sub-series. The Company may also choose to acquire Outstanding Securities of series or sub-series that are not subject to refunding or other redemption limitations by means of tender offers and/or negotiated, open market or other forms of purchases (subject to any limitations or conditions on acquisition of particular series or sub-series) if such acquisitions are more beneficial to the Company than redemption at the applicable redemption price. If any Outstanding Securities are acquired by tender offer, the Company may offer to acquire specified amounts of a particular series or sub-series or an entire series or sub-series of such Outstanding Securities.

     73. The Company will not use the proceeds from the sale of Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and/or Tax-Exempt Bonds to enter into refinancing transactions unless (A) the estimated present value savings derived from the net difference between interest or dividend payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all repurchasing, redemption, tendering and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of the Company, or (B) the Company shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by post-effective amendment hereto and shall have obtained appropriate supplemental authorization from the Commission to consummate such transaction.

     74. The authority sought hereby is in addition to any acquisitions, retirements or redemptions that may be effected by the Company pursuant to the exemptions set forth in Rule 42 under the Holding Company Act or other rules or orders of the Commission from time to time in effect.


     Section J.  Other

     75. The proceeds to be received from the issuance and sale of the Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and Tax-Exempt Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in
     Section 32 or 33, respectively, of the Holding Company Act. If the proceeds of such sales are used to refund outstanding securities, any savings derived from the refunding transaction will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to Entergy Corporation's EWG investments will be supplied by amendment.

     76. The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

     77. Entergy's "aggregate investment" in EWGs and FUCOs was approximately $205 million, representing approximately 8.6% of the Entergy System's consolidated retained earnings as of September 30, 1995. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.  Fees, Commissions and Expenses.

          Fees and expenses to be incurred in connection with the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and/or Tax-Exempt Bonds will be supplied by amendment, and are not expected to deviate materially from fees customarily incurred in similar transactions by other public utility issuers.

          The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference or Tax-Exempt Bonds will not exceed the lesser of 2% (or in the case of Debentures issued under the Subordinated Debenture Indenture or Entity Interests, 3.25%) of or par or the stated value, as applicable the principal amount of the Bonds, MTNs, Debentures, Entity Interests, Preferred and Preference or Tax-Exempt Bonds, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, medium-term notes, debentures, subsidiary interests, preferred stock, preference stock or tax-exempt bonds, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

Item 3.  Applicable Statutory Provisions

     Section A.  Bonds, MTNs, Debentures, Entity Interests,
     Preferred and Preference

          The Company believes that Sections 6(a) and 7 of the Holding Company Act and Rules 23 and 24 thereunder apply to the proposed issuance(s) and sale(s) of the Bonds, MTNs, Debentures, Entity Interests, Preferred and Preference as well as to the potential exchange of Entity Interests for Entity Subordinated Debentures.

          The Company believes that Sections 9(a), 10 and 12(b) of the Holding Company Act and Rule 45 thereunder apply to the formation of the Issuing Entity, the acquisition of voting interests in the Issuing Entity, the Company's equity contributions to the Issuing Entity, the Company's potential acquisition of shares of the capital stock of the Participating Subsidiary, the acquisition by the Participating Subsidiary of voting interests in the Issuing Entity, and the Issuing Entity's acquisition of the Entity Subordinated Debentures and the Guaranty.

     Section B.  Tax Exempt Financing

          The Sections of the Holding Company Act and the rules thereunder that the Company considers may be applicable to the tax-exempt financing of the Facilities are set forth below:

       (i)      Disposition of       Section 12(d) and
                Facilities           Rule 44


       (ii)     Reacquisition of     Sections 9(a) and
                Facilities           10


       (iii)    Reimbursement        Sections 6(a) and
                Agreement            7

       (iv)     Issuance and Pledge  Sections 6(a) and
                of Collateral Bonds  7

       (v)      Facilities           Sections 6(a) and
                Agreement            7


     Section C.  Acquisition Program

          The Company believes that Sections 9(a), 10 and 12(c) of the Holding Company Act and amended Rule 42 thereunder apply to the proposed acquisition of Outstanding Securities. Pursuant to amended Rule 42, the Company may acquire, redeem and/or retire any of the Outstanding Securities (other than Tax-Exempt Bonds) without prior Commission approval.

          In the event that the Commission deems any other section of the Holding Company Act or rule thereunder to be applicable, the Company requests that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

Item 4.  Regulatory Approval

          No state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein. Neither the Louisiana Public Service Commission nor the Public Utility Commission of Texas exercises jurisdiction over the transactions for which approval is sought herein.

Item 5.  Procedure

     1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by November 1, 1995, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred and Preference as well as over the proposed transactions related to the financing of the Facilities by means of Tax-Exempt Bonds, pursuant to competitive bidding procedures, negotiated public offering or private placement, as described in Item 1, be entered by December 31, 1995. The Company consents that the Commission's order authorizing the above transactions may reserve jurisdiction over (i) the proposed issuance and sale of Debentures, Entity Interests, and Preference pursuant to competitive bidding procedures, negotiated public offering or private placement, pending completion of the record by the filing of the respective registration statements relating thereto; (ii) the proposed transactions related to the financing or refinancing of the Facilities by means of Tax-Exempt Bonds, through competitive bidding procedures, negotiated public offering or private placement, pending completion of the record by the filing of the Facilities Agreement with respect thereto.

     2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.


Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

  *A-1 Indenture of Mortgage, as amended by certain Supplemental Indentures (filed as the exhibits and in the file numbers indicated)
               B-a-I-1 in Registration No. 2-2449 (Mortgage); 7-A-9 in Registration No. 2-6893 (Seventh); B to Form 8-K dated September 1, 1959 (Eighteenth); B to Form 8-K dated February 1, 1966 (Twenty-second); B to Form 8-K dated
               March 1, 1967 (Twenty-third); C to Form 8-K dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1, 1968 (Twenty-fifth); B to Form 8-K dated April 1, 1969 (Twenty-sixth); 2-A-8 in Registration No. 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the year ended December 31, 1984 in 1-2703 (Fifty-third); 4 to Form 8-K dated July 29, 1992 in 1-2703 (Fifty-fourth); 4 to Form 10-K dated December 31, 1992 in 1-2703 (Fifty-fifth); 4 to Form 10-Q for the quarter ended March 31, 1933 in 1-2703 (Fifty-sixth); and 4-2 to Amendment No. 9 to Registration No. 2-76551 (Fifty-seventh)).

  **A-2        Proposed form(s) of additional Supplemental
               Indenture(s) relating to the First Mortgage
               Bonds.

      A-3      Proposed form(s) of Bond, Medium Term Note
               Series.

    *A-4 Restated Articles of Incorporation dated as of May 28, 1993, as amended (filed as Exhibits A-
               11 and A-11(a) in File No. 1-8059).

    *A-5 By-laws, as presently in effect (filed as Exhibit A-12 in File No. 70-8059).


    **A-6      Trust Indenture, dated July 1, 1991, with
               Bankers Trust Company, Trustee.

      A-7      Proposed form(s) of Debenture Indenture.

      A-8      Proposed form(s) of Debenture.

      A-9      Proposed form(s) of Subordinated Debenture
               Indenture.

      A-10     Proposed form(s) of Subordinated Debenture.

      A-11     Proposed form(s) of Entity Subordinated
               Debenture Indenture.

      A-12     Proposed form(s) of Entity Subordinated
               Debenture.

  **A-13 Proposed form(s) of Entity Agreement of the Issuing Entity, including the proposed form(s) of Entity Interests.

  **A-14       Proposed form(s) of Guaranty (if applicable).

      A-15     Proposed form(s) of Amendment to Restated
               Articles of Incorporation, as amended,
               establishing series of Preferred Stock.

      A-16     Proposed form(s) of Amendment to the Restated
               Articles of Incorporation, as amended,
               establishing $series of Preference Stock.

  **A-17       Proposed form(s) of Preferred Stock
               Certificate relating to fixed dividend rate stock.

  **A-18       Proposed form(s) of Preferred Stock
               Certificate relating to adjustable dividend rate stock.

  **A-19       Proposed form of documents relating to
               Depository  Preferred.

  **A-20       Proposed form(s) of Preference Stock
               Certificate, without par value.

  **A-21       Proposed form(s) of additional Supplemental
               Indenture for Collateral Bond.

      A-22     Proposed form(s) of Collateral Bond.

      B-1      Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Bonds.

      B-2      Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Preference and/or Preferred.

      B-3      Proposed form(s), if any, of the Facilities
               Agreement (Refunding Agreement).

  **B-4        Proposed form, if any, of the Reimbursement
               Agreement.

      B-5      Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Debentures.

  **B-6 Proposed form(s), if any, of insurance policy and provisions relating to bond insurance.

  **B-7        Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Entity Interests.

  **B-8 Proposed form(s) of agreement for sale(s) of Entity Interests.

  **B-9 Proposed form(s) of Agreement for the sale of Bonds and/or Debentures.

  **B-10 Proposed form(s) of Agreement for the sale of Preference and/or Preferred.

      B-11     Proposed Form of Tax-Exempt Bond indenture.

      C-1 Registration Statement, No. 33-49739 relating to Bonds (filed in Registration No. 33-49739).

      C-2 Registration Statement No. 33-51121 relating to Preferred and Preference Stock (filed in
               Registration No. 33-51121).

  **C-3        Proposed form of Registration Statement
               relating to Debentures.

  **C-4        Proposed form of Registration Statement
               relating to Subordinated Debentures.

  **C-5        Proposed form of Registration Statement
               relating to the Entity Interests and the Entity Subordinated Debentures.

      D        Inapplicable.

      E        Inapplicable.

  **F-1        Opinion of Laurence M. Hamric, General
               Attorney-Corporate and Securities of Entergy
               Services, Inc.

  **F-2        Opinion of Reid & Priest LLP.

  **G          Plan of Financing for the Company and
               Financial Data Schedules.

      H-l      Suggested form of notice of proposed
               transactions for publication in the Federal
               Register.

      I-1      Reconciliation of Indenture of Mortgage with
               Statement of Policy Regarding First Mortgage
               Bonds.

      I-2      Comparison of Articles with Statement of
               Policy Regarding Preferred Stock.

_________________________

*    Incorporated herein by reference as indicated.

**   To be filed by amendment.

**   Section B.  Financial Statements

          Financial Statements of the Company as of June 30, 1995
     (reference is made to Exhibit G hereto).

          Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of June 30, 1995.

          Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, and June 30, 1995 (filed in File No. 1-2703 incorporated herein by reference).

          Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since June 30, 1995.

          Reference is made to Exhibit G hereto for a statement of (i) the approximate amounts, before and after giving effect to the proposed transactions, of available net property additions of the Company available for the issuance of First Mortgage Bonds and (ii) the proposed accounting treatment of the transactions herein contemplated.

     ** To be filed by amendment.

Item 7.  Information as to Environmental Effects

               (a)  As more fully described in Item 1, the
     proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the Company and do not involve a major federal action having a significant impact on the human environment.

               (b)  Not applicable.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      GULF STATES UTILITIES COMPANY


                                      By:  /s/ William J. Regan, Jr.
                                             William J. Regan, Jr.
                                         Vice President and Treasurer



Dated:  October 16, 1995